Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer

Alderon Resource Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change

September 13, 2011

Item 3.	News Release

A press release announcing the material change referred to in this report was issued through Marketwire on September 13, 2011, and a copy is filed on SEDAR.

Item 4.	Summary of Material Change

Alderon announced the results of the initial National Instrument (NI) 43-101 Mineral Resource estimate on the North Rose Deposit of the Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.

Item 5.1	Full Description of Material Change

For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.

Item 5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:

Mark J. Morabito, Executive Chairman Phone: (604) 681-8030 Fax: (604) 681-8039

Item 9.	Date of Report

September 21, 2011

SCHEDULE “A”

NEWS RELEASE

Alderon Announces Initial Iron Resource at North Rose

September 13th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce the results of the initial National Instrument (NI) 43-101 Mineral Resource estimate on the North Rose Deposit of the Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.    The inferred Mineral Resource estimate at North Rose totals 480 million tonnes at 30.3% iron based on a cut-off grade of 20% iron.  The resource estimate for all three zones (North Rose, Rose Central and Mills Lake) within the Kami Project is:

•             490 million tonnes at 30.0% iron indicated

•             598 million tonnes at 30.3% iron inferred

Refer to the table below for tonnage and grade details on North Rose and News Release dated April 5, 2011 for details on Rose Central and Mills Lake.

“These results are fantastic and we have again exceeded our own publically stated objectives,” says Tayfun Eldem, President and CEO of Alderon.  “The goal of our current program is to upgrade the majority of the inferred resource into the indicated category ahead of our feasibility study expected by the third quarter of 2012.”

The North Rose Deposit has a currently defined strike length of about 1,600 metres (m) and a true thickness of up to 250 m and is open for expansion along strike to the southwest and at depth.  The inferred resource at North Rose totals 480 million tonnes, which includes a magnetite-rich zone and a hematite-rich zone.

NORTH ROSE INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	448.5	30.8	29.2
22.5	477.5	30.4	28.7
20.0	479.9	30.3	28.6

* Note: Oxide Iron is the combined iron in Magnetite and Hematite

Resource Estimate Details

The mineral resource estimate for the North Rose Deposit is based on results from 25 diamond drill holes totaling 6,372 m and is effective as of September 13, 2011.  Watts, Griffis and McOuat Limited (“WGM”), Consulting Geologists and Engineers of Toronto, Canada, was retained to audit an in-house estimate completed by Alderon.  Mr. Michael Kociumbas, P.Geo. and Mr. Richard Risto, P.Geo. with independent firm, WGM, are Qualified Persons as defined by NI 43-101 and are responsible for reviewing and approving this mineral resource estimate.  They have verified, reviewed and approved the technical data contained in this news release and underlying sampling, analytical and test data.  The estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  This NI 43-101 compliant estimate will be filed in a Technical Report on SEDAR within 45 days of this news release.  Alderon is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The geological and mineral resource modelling parameters consisted of:

•                                          creation of 3-D wireframes from the drillhole information — the magnetite-rich zone and the hematite-rich zone were modelled separately;

•                                          a block model procedure (block sizes of 20 m x 5 m x 5 m) was used with grades interpolated utilizing an Inverse Distance Squared estimation technique; Total Iron (TFe%), Fe in magnetite, Fe in hematite, Manganese% and SiO2% were modelled; and

•                                          an average density of 3.3 tonnes per cubic m was used for both the magnetite and hematite zones.

Sawn drill core samples were sent to SGS Mineral Services in Lakefield, Ontario for analyses.  Total iron analysis was performed using X-ray fluorescence (XRF) and the magnetic component was determined by Satmagan magnetic analysis. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

Alderon’s exploration work on the Kami Project is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101.  Mr. Lyons has verified that the results used for the resource estimate were accurate from the official assay certificates provided to Alderon.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com.  Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled “Technical report and Mineral Resource Estimate on the Kamistiatusset property, Newfoundland and Labrador for Alderon Resource Corp.” dated May 20, 2011.

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-989-3135	T: 709-576-5607

F: 604-681-8039	F: 416-861-8165	F: 514-934-4640
E: info@alderonmining.com
www.alderonmining.com

For Investor Relations, please call:

Konstantine Tsakumis

1-866-683-8030

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about upgrading the inferred resources to the indicated category, the timing for completion of a feasibility study ,and  future exploration on and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; the possibility that the testwork may not be demonstrated on a larger scale; the need for permits; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010  other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.